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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)
                      ------------------------------------

                               SAFETY 1(ST), INC.
                           (Name of Subject Company)
                      ------------------------------------

                      DIAMOND ACQUISITION SUBSIDIARY INC.
                             DOREL INDUSTRIES INC.
                                   (OFFEROR)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))
                      ------------------------------------

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)
                      ------------------------------------

                                   786475103
                     (CUSIP Number of Class of Securities)
                      ------------------------------------

                                JEFFREY SCHWARTZ
                             DOREL INDUSTRIES INC.
                         1255 GREENE AVENUE, SUITE 300
                       WESTMOUNT, QUEBEC, CANADA H3Z 2A4
                                 (514) 934-3034

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of filing persons)
                      ------------------------------------

                                    Copy to:
                                 BRUCE CZACHOR
                              SHEARMAN & STERLING
                           199 BAY STREET, SUITE 4405
                                TORONTO, ONTARIO
                                    M5L 1E8
                                 (416) 360-8484

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------
             TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
-------------------------------------------------------------------------------------------------
                  $141,714,971                                       $28,343
-------------------------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $13.875, the per share tender offer price, by 8,680,682, number of currently outstanding shares of Common Stock sought in the Offer plus $21,270,507.60, the amount paid to option holders.

**   Calculated as 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $28,343                    Filing Party: Diamond Acquisition Subsidiary
                                                       Inc.
                                                                    Dorel Industries Inc.
    Form or Registration No.: TO                       Date Filed: May 8, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
[X]   third-party tender offer subject to Rule 14d-1.
[ ]   issuer tender offer subject to Rule 13e-4.
[ ]   going-private transaction subject to Rule 13e-3.
[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Amendment No. l amends and supplements the Tender Offer Statement on
Schedule TO, originally filed by Diamond Acquisition Subsidiary Inc., a Massachusetts corporation ("Purchaser") and a wholly owned subsidiary of Dorel Industries Inc., a Quebec, Canada corporation ("Parent") on May 8, 2000, relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Safety 1(st), Inc., a Massachusetts corporation (the "Company"), at a purchase price of $13.875 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 8, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference with respect to Items 1-9 and 11 of the Schedule TO. The Agreement and Plan of Merger, dated as of April 22, 2000, among Parent, Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) to the Schedule TO, the Commitment Letter, dated April 18, 2000, between Parent and Royal Bank of Canada, a copy of which is attached as Exhibit (b)(1) to the Schedule TO and the Tender Agreement, dated as of April 22, 2000, among Parent, Purchaser and Michael Lerner, Michael S. Bernstein, DB Capital Partners, Inc. (formerly BT Capital Partners, Inc.), Mark Owens and Bear, Stearns & Co., Inc., a copy of which is attached as Exhibit (d)(3) to the Schedule TO, are incorporated by reference with respect to Items 5, 7 and 11 of the Schedule TO, respectively.

ITEM 11.   ADDITIONAL INFORMATION
(b)(1) The second sentence of the second paragraph under Section 1, "Terms of the Offer; Expiration Date," contained in the Offer to Purchase has been amended to read in its entirety as follows: "Subject to the applicable rules and regulations of the Commission and subject to the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right to waive any such condition in whole or in part, in its reasonable discretion."
(b)(2) The first sentence of the first paragraph under Section 2, "Acceptance and Payment for Shares," contained in the Offer to Purchase has been amended to read in its entirety as follows: "Under the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), which conditions, other than necessary government approvals, will be satisfied or waived prior to the Expiration Date, Purchaser will accept for payment all Shares validly tendered (and not properly withdrawn in accordance with Section 4) prior to the Expiration Date promptly after the occurrence of the Expiration Date."
(b)(3)     A new first sentence to the second paragraph under Section
           14, "Certain Conditions of the Offer" contained in the Offer to Purchase has been added to read in its entirety as follows: "The foregoing conditions, other than necessary government approvals, will have been satisfied or waived prior to the Expiration Date."
(b)(4)     The waiting period under the Hart-Scott-Rodino Antitrust
           Improvements Act of 1976, as amended, applicable to the Offer, expired as of May 23, 2000.

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

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2000
                                         DIAMOND ACQUISITION SUBSIDIARY INC.

                                                 /s/ JEFFREY SCHWARTZ
                                         By:
                                         ---------------------------------------

                                             Name: Jeffrey Schwartz
                                             Title:  President and Treasurer

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

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2000
                                         DOREL INDUSTRIES INC.

                                                 /s/ JEFFREY SCHWARTZ
                                         By:
                                         ---------------------------------------

                                             Name: Jeffrey Schwartz
                                             Title:  Vice-President, Finance

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                                 EXHIBIT INDEX

EXHIBIT
NO.
-------
*(a)(1)  Offer to Purchase dated May 8, 2000.
*(a)(2)  Letter of Transmittal.
*(a)(3)  Notice of Guaranteed Delivery.
*(a)(4)  Letter dated May 8, 2000 from Innisfree M&A Incorporated to
         Brokers,
         Dealers, Commercial Banks, Trust Companies and Other
         Nominees.
*(a)(5)  Letter from Brokers, Dealers, Commercial Banks, Trust
         Companies and Nominees to Clients.
*(a)(6)  Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
*(a)(7)  Form of Summary Advertisement published in The Wall Street
         Journal on May 8, 2000.
*(a)(8)  Joint Press Release issued by Parent and the Company on
         April 24, 2000 (incorporated by reference from Parent's
         Schedule TO filed with the Commission on April 24, 2000).
*(b)(1)  Commitment Letter dated April 18, 2000 between Parent and
         Royal Bank of Canada.
*(d)(1)  Agreement and Plan of Merger, dated as of April 22, 2000, among Parent, Purchaser and the Company.
*(d)(2)  Confidentiality Agreement, dated as of February 17, 2000, between Parent and the Company.
*(d)(3)  Tender Agreement, dated as of April 22, 2000, among Parent,
         Purchaser and Michael Lerner, Michael S. Bernstein, DB
         Capital Partners, Inc. (formerly BT Capital Partners, Inc.),
         Mark Owens and Bear Stearns & Co., Inc.
(g)      None.
(h)      None.

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* Previously filed.

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